                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               PIMCO ADVISORS L.P.
                               ------------------
                                (Name of Issuer)

                          Class A Limited Partner Units
                     -------------------------------------
                         (Title of Class of Securities)

                                    69338X105
                                 ---------------
                                 (CUSIP Number)

                                Kenneth M. Poovey
                  Executive Vice President and General Counsel
                               PIMCO Advisors L.P.
                       800 Newport Center Drive, Suite 100
                         Newport Beach, California 92660
                                 (714) 717-7022
        ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                David C. Flattum
                                Latham & Watkins
                              650 Town Center Drive
                          Costa Mesa, California 92626
                                 (714) 540-1235

                                November 30, 1997
        ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                              Page 1 of 181 Pages
                           Exhibit Index is on Page 32

                                  SCHEDULE 13D

-------------------                                         --------------------
CUSIP NO. 69338X105                                         PAGE  2 OF 181 PAGES
-------------------                                         --------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Oppenheimer Capital, L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                     [ ]

       N/A
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     26,052,966 (See Item 5)
  Number of          -----------------------------------------------------------
    Shares       8   SHARED VOTING POWER
 Beneficially
   Owned By          None (See Item 5)
     Each            -----------------------------------------------------------
  Reporting      9   SOLE DISPOSITIVE POWER
    Person
     With            26,052,966 (See Item 5)
                     -----------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     None (See Item 5)
                     -----------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        See Item 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                         --------------------
CUSIP NO. 69338X105                                         PAGE  3 OF 181 PAGES
-------------------                                         --------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PIMCO Partners, G.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                     [ ]

       N/A
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     65,463,287 (See Item 5)
  Number of          -----------------------------------------------------------
    Shares       8   SHARED VOTING POWER
 Beneficially
   Owned By          14,380,217 (See Item 5)
     Each            -----------------------------------------------------------
  Reporting      9   SOLE DISPOSITIVE POWER
    Person
     With            65,463,287 (See Item 5)
                     -----------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     14,380,217 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        See Item 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                         --------------------
CUSIP NO. 69338X105                                         PAGE  4 OF 181 PAGES
-------------------                                         --------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Pacific Mutual Holding Company
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                     [ ]

       N/A
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     5,115,275 (See Item 5)
  Number of          -----------------------------------------------------------
    Shares       8   SHARED VOTING POWER
 Beneficially
   Owned By          79,843,504 (See Item 5)
     Each            -----------------------------------------------------------
  Reporting      9   SOLE DISPOSITIVE POWER
    Person
     With            5,115,275 (See Item 5)
                     -----------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     79,843,504 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        See Item 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        HC, CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                         --------------------
CUSIP NO. 69338X105                                         PAGE  5 OF 181 PAGES
-------------------                                         --------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Pacific LifeCorp
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                     [ ]

       N/A
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     5,115,275 (See Item 5)
  Number of          -----------------------------------------------------------
    Shares       8   SHARED VOTING POWER
 Beneficially
   Owned By          79,843,504 (See Item 5)
     Each            -----------------------------------------------------------
  Reporting      9   SOLE DISPOSITIVE POWER
    Person
     With            5,115,275 (See Item 5)
                     -----------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     79,843,504 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        See Item 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        HC, CO
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                         --------------------
CUSIP NO. 69338X105                                         PAGE  6 OF 181 PAGES
-------------------                                         --------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Pacific Life Insurance Company
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                     [ ]

       N/A
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     5,115,275 (See Item 5)
  Number of          -----------------------------------------------------------
    Shares       8   SHARED VOTING POWER
 Beneficially
   Owned By          79,843,504 (See Item 5)
     Each            -----------------------------------------------------------
  Reporting      9   SOLE DISPOSITIVE POWER
    Person
     With            5,115,275 (See Item 5)
                     -----------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     79,843,504 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        See Item 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IC, HC, CO
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                         --------------------
CUSIP NO. 69338X105                                         PAGE  7 OF 181 PAGES
-------------------                                         --------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Pacific Financial Asset Management Corporation
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                     [ ]

       N/A
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     5,115,275 (See Item 5)
  Number of          -----------------------------------------------------------
    Shares       8   SHARED VOTING POWER
 Beneficially
   Owned By          79,843,504 (See Item 5)
     Each            -----------------------------------------------------------
  Reporting      9   SOLE DISPOSITIVE POWER
    Person
     With            5,115,275 (See Item 5)
                     -----------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     79,843,504 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        See Item 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                         --------------------
CUSIP NO. 69338X105                                         PAGE  8 OF 181 PAGES
-------------------                                         --------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Pacific Investment Management Company
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                     [ ]

       N/A
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     353,204 (See Item 5)
  Number of          -----------------------------------------------------------
    Shares       8   SHARED VOTING POWER
 Beneficially
   Owned By          79,843,504 (See Item 5)
     Each            -----------------------------------------------------------
  Reporting      9   SOLE DISPOSITIVE POWER
    Person
     With            353,204 (See Item 5)
                     -----------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     79,843,504 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        See Item 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                         --------------------
CUSIP NO. 69338X105                                         PAGE  9 OF 181 PAGES
-------------------                                         --------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PIMCO Partners, LLC
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                     [ ]

       N/A
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     142,480 (See Item 5)
  Number of          -----------------------------------------------------------
    Shares       8   SHARED VOTING POWER
 Beneficially
   Owned By          79,843,504 (See Item 5)
     Each            -----------------------------------------------------------
  Reporting      9   SOLE DISPOSITIVE POWER
    Person
     With            142,480 (See Item 5)
                     -----------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     79,843,504 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        See Item 5
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.        Security and Issuer.

               The title of the class of equity securities to which this Schedule relates is Class A units of limited partner interest ("PIMCO Advisors Class A LP Units"), in PIMCO Advisors L.P., a Delaware limited partnership ("PIMCO Advisors"). Note that, under the Amended and Restated Agreement of Limited Partnership of PIMCO Advisors L.P., dated as of October 31, 1997 (the "PIMCO Advisors Partnership Agreement"), units of general partner interest in PIMCO Advisors ("PIMCO Advisors GP Units") are convertible into PIMCO Advisors Class A LP Units if the holder ceases to be a general partner of PIMCO Advisors. The beneficial ownership discussed herein includes an aggregate of 26,852,965 PIMCO Advisors Class A LP Units which may be acquired upon conversion of PIMCO Advisors GP Units. The address of PIMCO Advisors is 800 Newport Center Drive, Newport Beach, California 92660.

Item 2.        Identity and Background.

               This Statement is being filed by the following persons (collectively, the "Filing Persons"): Oppenheimer Capital, L.P., a Delaware limited partnership ("Opcap LP"), PIMCO Partners, G.P., a California general partnership ("PGP"), Pacific Mutual Holding Company, a California corporation ("PMHC"), Pacific LifeCorp, a Delaware corporation ("LifeCorp"), Pacific Life Insurance Company, a California corporation ("Pacific Life"), Pacific Financial Asset Management Corporation, a California corporation ("PFAMCo"), Pacific Investment Management Company, a California corporation ("PIMCO Inc."), and PIMCO Partners, LLC ("PPLLC").

               (a) PGP is the general partner of PIMCO Advisors and Opcap LP. The general partners of PGP are PIMCO Inc. and PPLLC. PIMCO Inc. is a wholly-owned subsidiary of PFAMCo, which, in turn, is a wholly-owned subsidiary of Pacific Life. Pacific Life is a wholly-owned subsidiary of LifeCorp, which, in turn, is a wholly-owned subsidiary of PMHC. William R. Benz, II, David H. Edington, William H. Gross, John L. Hague, Brent R. Harris, Dean S. Meiling, William F. Podlich, William C. Powers, Frank B. Rabinovitch, Lee R. Thomas, III, William S. Thompson, Jr., and Benjamin L. Trosky are all of the members of PPLLC (collectively, the "PPLLC Members").

               The Filing Persons, the PPLLC Members, and the directors and officers of any corporations that are Filing Persons or partners of Filing Persons are collectively referred to herein as "Reporting Persons."

               (b) The business address of each of Opcap LP, PGP, PPLLC, and the PPLLC Members is 800 Newport Center Drive, Newport Beach, CA 92660. The business address of all other Reporting Persons, except as specified in Appendix I hereto (incorporated herein by reference), is 700 Newport Center Drive, Newport Beach, CA 92660.

               (c) Opcap LP is principally engaged in the investment management and advisory business through its general partner interest in PIMCO Advisors.

               PGP is principally engaged in the investment management and advisory business through its managing general partner interest in PIMCO Advisors and Opcap LP, and its ownership interest in Thompson Advisory Group, Inc., a Delaware corporation ("TAG"). TAG holds a limited partner interest in PIMCO Advisors. Opcap LP holds a general partner interest in PIMCO Advisors.

               Pacific Life is principally engaged in the insurance business. Through its subsidiaries and partnerships, including PIMCO Advisors, Pacific Life is indirectly involved in the investment management and advisory business.

               LifeCorp is principally engaged in the insurance, investment management and advisory businesses indirectly through its subsidiaries and other partnerships, including PIMCO Advisors.

               PMHC is a holding company principally engaged in the insurance, investment management and advisory businesses indirectly through its subsidiaries and other partnerships, including PIMCO Advisors.

               PFAMCo is principally engaged in the investment management and advisory business indirectly through various subsidiaries and partnerships, including subsidiaries which are limited partners of PIMCO Advisors, and through its status as the sole shareholder of PIMCO Inc., one of two general partners of PGP, which in turn is the general partner of PIMCO Advisors.

               PIMCO Inc. is one of two general partners of PGP and is principally engaged in the investment management and advisory business indirectly through PGP as general partner of PIMCO Advisors.

               The principal business of PPLLC is that of being the managing general partner of PGP. The principal occupation of the PPLLC Members is that of acting as managing directors of an investment management subsidiary of PIMCO Advisors.

               The name, residence or business address; present principal occupation or employment; name, principal business and address of any organization in which such employment is conducted; and citizenship of each Filing Person's partners and, if a corporation, their executive officers, directors and/or members (other than those listed above), are set forth in Appendix I hereto (incorporated herein by reference).

               (d), (e) During the last five years, none of the Filing Persons, nor to the best knowledge of the Filing Persons, any other person named in this
Item 2 or on Appendix I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) All Reporting Persons and their executive officers, directors and/or members, other than as indicated in Appendix I hereto (incorporated herein by reference), are citizens of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.

               This report relates to the acquisition by Opcap LP of 26,052,966 PIMCO Advisors GP Units in connection with the merger of Oppenheimer Capital with a subsidiary of PIMCO Advisors (the "Oppenheimer Capital Merger"). The background of the transaction is as follows:

               On November 4, 1997, PIMCO Advisors acquired the investment advisory assets of Oppenheimer Group, Inc. ("Opgroup"), including a 32.4% managing general partner interest in Oppenheimer Capital (a general partnership in which Opcap LP held a 67.6% interest prior to the Oppenheimer Capital Merger), the sole one percent general partner interest in Opcap LP, one percent general partner interests in three subsidiaries of Oppenheimer Capital and the ownership of Value Advisors LLC, a newly formed limited liability company holding eight closed-end investment fund management contracts formerly held by Advantage Advisers, Inc. (the "Opgroup Transaction"). As consideration for these assets, the Opgroup stockholders received 2,119,608 Class A units of limited partner interest in PIMCO Advisors (the "PIMCO Advisors Class A LP Units"), rights (the "Opgroup Exchange Rights") to acquire up to 6,900,000 additional PIMCO Advisors Class A LP Units (or, after December 31, 1997, the same number of units of limited partner interest in Opcap LP ("Opcap LP Units")) at $33 1/3 per unit upon exchange of 6% Senior Notes due December 1, 2037 of Opgroup (the "Opgroup Notes") and rights to require PIMCO Advisors to repurchase some or all of these units for $25.50 per unit (the "Opgroup Put Rights").

               PIMCO Advisors acquisition of Opgroup's investment advisory assets in the Opgroup Transaction was accomplished as follows:

                        (i) Immediately prior to the transaction, Opgroup
               redeemed certain shares of its outstanding stock in exchange for
               (A) $244 million in available cash, (B) $150 million in Opgroup Notes and (C) an $80 million face amount Certificate of Long-Term Indemnity Indebtedness (subject to reduction upon the occurrence of certain indemnity obligations with respect to the investment management assets), which under certain circumstances converts into an equal principal amount of Opgroup Notes. The Opgroup Notes are limited in recourse to the assets of Opgroup.

                        (ii) Following the redemption, a newly-formed,
               wholly-owned limited liability company subsidiary of PIMCO Advisors merged with and into Opgroup. In the merger, Opgroup became a subsidiary of PIMCO Advisors, and the Opgroup stockholders received 2,119,608 PIMCO Advisors Class A LP Units, the Opgroup Exchange Rights, and the Opgroup Put Rights. The Opgroup stockholders also are entitled to certain registration rights with respect to these units.

                        (iii) Immediately following the merger, Opgroup, then a
               subsidiary of PIMCO Advisors, caused its subsidiary Oppenheimer Financial Corp. ("Opfin") to contribute (i) the ownership of Value Advisors LLC and the sole one percent general partner interest in Opcap LP and then (ii) Opfin's 32.4% managing general partner interest in Oppenheimer Capital and the one percent general partner interests in three subsidiaries of Oppenheimer Capital to Value Advisors LLC (then a subsidiary of PIMCO Advisors). In exchange for these contributions, Opfin received 6,000,000 Class C units of limited partner interest (the "PIMCO Advisors Class C LP Units"). Each PIMCO Advisors Class C LP Unit is entitled to the same proportionate share of profits, losses and distributions as a PIMCO Advisors Class A LP Unit, but with a maximum distribution of $3.00 per year, or $0.75 per quarter subject to a catch-up on an annual basis. In connection with this transaction, Opcap LP adopted an amendment to its partnership agreement converting the one percent general partner interest into a one-one hundredth of one percent general partner interest, with the remaining interest converted into Opcap LP Units. PIMCO Advisors then sold the general partner interest in Opcap LP to PIMCO Partners, G.P., the general partner of PIMCO Advisors, for $80,000. In addition, PIMCO Advisors loaned $35 million to Opgroup, and Opgroup used this loan to retire the indebtedness owed by Opfin to Opcap LP (the "Opfin Debt").

               On November 30, 1997, Oppenheimer Capital merged with a transitory limited partnership subsidiary of PIMCO Advisors, with Oppenheimer Capital surviving (the "Oppenheimer Capital Merger"). As a result of the Oppenheimer Capital Merger, Oppenheimer Capital became an indirect wholly-owned subsidiary of PIMCO Advisors, and Opcap LP (the other general partner of Oppenheimer Capital prior to the Oppenheimer Capital Merger, which held a 67.6% interest in Oppenheimer Capital), received an aggregate of 25,490,757 PIMCO Advisors GP Units (the "Merger Units") in exchange for its Oppenheimer Capital general partner interest and was admitted as a general partner of PIMCO Advisors. Concurrent with the merger, Opcap LP acquired an additional 562,208 PIMCO Advisors GP Units for $16.7 million in cash (the "Purchased Units"). Also, in connection with Opcap LP's admission as a general partner of PIMCO Advisors, PGP transferred one PIMCO Advisors GP Unit to Opcap LP (the "Additional Unit"). On December 1, 1997, a 1.67 for one split of Opcap LP units of limited partner interest ("Opcap LP Units") was effected, having the effect that each Opcap LP Unit outstanding after the unit split represents an economic interest in one PIMCO Advisors GP Unit (after taking account of the 0.3 million PIMCO Advisors GP Units underlying the general partner interest in the Opcap LP held by PGP).

               Opcap LP's acquisition of the Merger Units, the Purchased Units and the Additional Unit (the "Event") in connection with the Oppenheimer Capital Merger triggered the reporting requirements of Section 13 of the Exchange Act, as amended (the "Exchange Act").

Item 4.        Purpose of Transaction.

               (i.) Primary Purpose. The primary purpose of the Event was to combine the businesses of PIMCO Advisors and Oppenheimer Capital through the acquisition by PIMCO Advisors of the 67.6% general partner interest in Oppenheimer Capital not owned by it.

               (ii.) The Restructuring. The general partners of PIMCO Advisors plan a restructuring of the public ownership of the PIMCO Advisors Class A LP Units as described below. Due to recent legislation, certain publicly traded limited partnerships, including PIMCO Advisors and Opcap LP, will be subject to a tax on their gross income from active businesses after December 31, 1997, unless their partnership interests cease to be publicly traded by such date. The limited partner units in both PIMCO Advisors and Opcap LP are currently publicly traded, and they represent the same economic interest in the business of PIMCO Advisors. In order to consolidate the public ownership of PIMCO Advisors in one entity and to prevent PIMCO Advisors from being subject to such a tax, PIMCO Advisors will effect a restructuring, pursuant to authority granted in the PIMCO Advisors Partnership Agreement, by causing the contribution on behalf of the holders of PIMCO Advisors units (the "Public Unitholders"), of all the PIMCO Advisors units held by Public Unitholders to Opcap LP effective as of December 31, 1997 (the "Restructuring"). In the Restructuring, the Public Unitholders will receive one Opcap LP unit for each PIMCO Advisors unit contributed on their behalf. For each Opcap LP Unit outstanding, Opcap LP will hold one underlying PIMCO Advisors unit. Accordingly, Public Unitholders will continue to hold indirectly the same economic interest in PIMCO Advisors as they held directly before the Restructuring. The Restructuring will result in PIMCO Advisors Class A LP Units ceasing to be publicly held or traded. In connection with the Restructuring, the PIMCO Advisors Class A Units will be delisted from the New York Stock Exchange, and will cease being registered under the Exchange Act. Opcap LP units for which the Public Unitholders' PIMCO Advisors units are exchanged will continue to be listed on the New York Stock Exchange.

               (iii.) Management of PIMCO Advisors. PIMCO Advisors is managed by its general partners, PGP and Opcap LP. PGP is the sole general partner of Opcap LP, and therefore has sole control of PIMCO Advisors. The general partners have the equal right, power and authority to manage and control the business and affairs of PIMCO Advisors and to take any action deemed necessary or desirable by them in connection with the business of PIMCO Advisors. Any difference arising as to any action connected with the business of PIMCO Advisors, other than those requiring the unanimous consent of the general partners, is decided by the general partners holding a majority of the outstanding PIMCO GP Units.

               Each of the following actions require the unanimous consent of all of the general partners: (i) the constitution of a delegate and the delegation to such delegate of any of the rights, powers and duties of the general partners and any revision or revocation of such constitution or delegation; (ii) any merger or consolidation of PIMCO Advisors with another business entity in which PIMCO Advisors is not the surviving entity; (iii) any sale of all or substantially all of PIMCO Advisors assets; (iv) any inccurrence of indebtedness by PIMCO Advisors or its subsidiaries except in the ordinary course of business; (v) initiation, consent to or acquiescence in any Insolvency Event (as defined in the PIMCO Advisors Partnership Agreement) with respect to PIMCO Advisors; (vi) any other action which would make it impossible for the general partners to carry on the ordinary course of business of PIMCO Advisors; (vii) any determination, after the occurrence of an Event of Withdrawal (as defined in the PIMCO Advisors Partnership Agreement) with respect to a general partner, to carry on the business of PIMCO Advisors; (viii) any determination or election pursuant to Section 17.1 of the PIMCO Advisors Partnership Agreement (relating to dissolution); (ix) any action which would cause an Assignment Event, a Tax Realization Event or a Termination Event (as such terms are defined in the PIMCO Advisors Partnership Agreement), or which would, prior to the Restructuring, cause an Adverse Partnership Tax Event; and
(x) and any amendment of Article X (relating to management), Article XV (relating to indemnification), or Article XVI (relating to restructurings) of the PIMCO Advisors Partnership Agreement.

               In addition to the actions requiring unanimous consent of the general partners, the rights and powers of the general partners to take the following actions may not be delegated: (i) any determination or action pursuant to Article XVI of the PIMCO Advisors Partnership Agreement (relating to the restructuring authority); (ii) admission of any successor or additional general partner; (iii) any amendment of the PIMCO Advisors Partnership Agreement; and
(iv) any action which would require the approval of partners other than the general partners.

               Other than as provided above, the general partners have jointly delegated substantially all of the management and control of PIMCO Advisors to the PIMCO Advisors Management Board. Except as described below, the PIMCO Advisors Management Board has, in turn, delegated its rights, powers and duties manage and control the business of PIMCO Advisors to an Executive Committee.

               Pursuant to the terms of the delegation of authority by the general partners of PIMCO Advisors, the PIMCO Advisors Management Board is composed of (i) the Chief Executive Officer of PIMCO Advisors; (ii) six other persons designated by PGP; (iii) three disinterested persons designated by (A) representatives the Public General Partners (defined as any general partner of PIMCO Advisors that has at least one class of equity security outstanding that is registered under Section 12 of the Exchange Act and which, together with its subsidiaries, holds PIMCO Advisors units representing more than 95% of its consolidated assets other than cash and cash equivalents), if any, in proportion to their ownership of PIMCO Advisors GP units or (B) if there are no Public General Partners, PGP or its successor as general partner of PIMCO Advisors;
(iv) the Chief Executive Officer and one Managing Director of each of the two investment management firm subsidiaries of PIMCO Advisors having the greatest total income, determined as of the date of appointment; and (v) one Managing Director of each of two other investment management firm subsidiaries of PIMCO Advisors designated from time to time by the Management Board upon the recommendation of the nominating committee. PIMCO Inc. and PPLLC, the general partners of PGP, have agreed that the six persons designated by PGP (referred to in clause (ii) above) will be the Chief Executive Officer of the Pacific Investment Management investment management firm, two other individuals designated by PPLLC and three individuals designated by PIMCO Inc. In addition, PIMCO Inc. and PPLLC have agreed that the designees of PGP designated pursuant to PGP's status as a Public General Partner will be such individuals as they shall mutually agree upon.

               At any meeting of the PIMCO Advisors Management Board, a majority of the members present may take any action on behalf of the PIMCO Advisors Management Board except the following, which generally require the affirmative vote of at least 75% of the members: (i) the constitution of, or delegation of rights, powers and duties to, a committee, and the appointment or removal of the members of a committee; (ii) provision for, prescription of the powers and duties of, or delegation of rights, powers and duties to, any officer of PIMCO Advisors; (iii) appointment or removal of any individual as an officer of PIMCO Advisors, unless such appointment or removal has been recommended by the nominating committee; (iv) provision of any salary or bonus for any officer of PIMCO Advisors, unless such salary or bonus has been approved by the compensation committee; (v) approval of the partnership agreement, operating agreement or profit sharing plan of any division or Subsidiary (as defined in the PIMCO Advisors Partnership Agreement) of PIMCO Advisors which is principally engaged in the investment advisory business, any amendment of any such agreement or plan, and any increase in the compensation of any Managing Director of an investment management firm; (vi) removal of a Managing Director of an investment management firm; (vii) any issuance of PIMCO Advisors units or any other equity security if the PIMCO Advisors units issued or subject to issuance upon conversion of such equity security exceed 20% of the outstanding PIMCO Advisors units; (viii) certain inccurrences of indebtedness by PIMCO Advisors or its subsidiaries; or (ix) any significant acquisition or disposition of a business by PIMCO Advisors.

               The Executive Committee is composed of five members. The members of the Executive Committee include the Chief Executive Officer of PIMCO Advisors; three members appointed by the PGP-appointed members of the Management Board; and one member appointed by the Management Board, upon the recommendation of the nominating committee (as defined in the PIMCO Advisors Management Agreement), which member must have been appointed to the Management Board by an investment management firm other than Pacific Investment Management. PIMCO Inc. and PPLLC, the general partners of PGP, have agreed that-the three members of the PIMCO Advisors Management Board designated by PGP to the Executive Committee will be (a) the Chief Executive Officer of the Pacific Investment Management investment management firm, (b) one member designated by PPLLC, who shall be the chairperson of the Executive Committee and (c) one member designated by Pacific Investment Management Company.

               Under the terms of the delegation, the Executive Committee has all of the rights, powers and duties of the PIMCO Advisors Management Board to manage and control the business and affairs of PIMCO Advisors, except that the Executive Committee may not: (i) constitute any committee or subcommittee, delegate its power to any committee or subcommittee, revise or revoke any such constitution or delegation, or appoint or remove any member of such committee of subcommittee; (ii) provide for, prescribe the duties of, delegate any rights or powers to, appoint, or determine the compensation of, any officer of PIMCO Advisors; (iii) approve any partnership agreement, operating agreement or profit sharing plan of any investment management firm, any amendment to such agreement or plan or any increase in the compensation of any Managing Director of an investment management firm; (iv) remove a Managing Director of any investment management firm; (v) issue any equity security of PIMCO Advisors; (vi) incur any indebtedness by PIMCO Advisors or its subsidiaries; (vii) acquire or dispose of any business of PIMCO Advisors; or (viii) perform any action the authority for which has been delegated to another committee.

               In addition, as defined in the PIMCO Advisors Partnership Agreement, PIMCO Advisors has an Audit Committee, a Compensation Committee, and a Unit Incentive Committee of the Management Board, each comprised of members of the PIMCO Advisors Management Board.

               (iv.) Other Relationships. See the description of the Operating Agreement under Item 6, hereby incorporated by reference herein, for a discussion of other arrangements which may result in changes in ownership of PIMCO Advisors Class A LP Units by the Reporting Persons.

               Other than as described or referenced herein, the Reporting Persons have no present plans or proposals which relate to or would result in:
(i) the acquisition by any person of additional securities of PIMCO Advisors, or the disposition of securities of the PIMCO Advisors; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PIMCO Advisors or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of PIMCO Advisors or any of its subsidiaries; (iv) any change in the present Board or management of PIMCO Advisors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of PIMCO Advisors; (vi) any other material change in the PIMCO Advisors business or corporate structure; (vii) changes in the PIMCO Advisors limited liability certificate on or by-laws or other actions which may impede the acquisition of control of PIMCO Advisors by any persons;
(viii) causing a class of securities of PIMCO Advisors to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of PIMCO Advisors becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above.

Item 5.        Interest in Securities of the Issuer.

               (a) The following table sets forth information regarding beneficial ownership of PIMCO Advisors Class A LP Units by each person named in
Item 2 after the Event:

FILING PERSONS                                           BENEFICIAL OWNERSHIP
                                                         (1)(2)
-------------------------------------------------        -----------------------
Opcap LP                                                 26,052,966 / 20.3%

PGP (3)                                                  79,843,504 / 43.9%

PFAMCo (4)                                               84,889,161 / 45.4%

PIMCO Inc. (5)                                           80,196,708 / 44.0%

Pacific Life (4)                                         84,889,161 / 45.4%

LifeCorp (4)                                             84,889,161 / 45.4%

PMHC (4)                                                 84,889,161 / 45.4%

PPLLC (6)                                                79,985,984 / 43.9%

PPLLC MEMBERS                                            BENEFICIAL OWNERSHIP (1)
-------------------------------------------------        -----------------------
William R. Benz (7)                                      79,985,984 / 44.0%

David H. Edington (7)                                    79,985,984 / 44.0%

William H. Gross (7) (8)                                 80,075,234 / 44.1%

John L. Hague (7)                                        79,985,984 / 44.0%

Brent R. Harris (7)                                      79,985,984 / 44.0%

Dean S. Meiling (7)                                      79,985,984 / 44.0%

William F. Podlich, III (7)                              79,985,984 / 44.0%

William C. Powers (7)                                    79,985,984 / 44.0%

Frank B. Rabinovitch (7)                                 79,985,984 / 44.0%

Lee R. Thomas (7)                                        79,985,984 / 44.0%

William S. Thompson, Jr. (7)(9)                          79,991,984 / 44.0%

Benjamin L. Trosky (7)                                   79,985,984 / 44.0%

OTHER PERSONS
-------------------------------------------------        -----------------------
Charles D. Miller                                        2,000 / 0%

Officers and Directors of Reporting Persons (If          None
Applicable) Not Otherwise Listed Above (10)

(1) Each of the persons and entities listed disclaims beneficial ownership of any units except to the extent that it has a pecuniary interest in such items.

(2)     Includes options exercisable within 60 days.

(3) Includes (i) 39,410,322 PIMCO Advisors units held of record by PGP, (ii) 14,380,217 PIMCO Advisors units held by TAG over which PGP may be deemed to have voting control and (iii) 26,052,966 PIMCO Advisors units held of record by Opcap LP.

(4) Includes (i) 79,843,504 PIMCO Advisors units which may be deemed to be beneficially owned by PGP, which may be deemed to be beneficially owned by Pacific Life and PFAMCo, because PIMCO Inc. is a general partner of PGP and is a wholly-owned subsidiary of PFAMCo, which is a wholly-owned subsidiary of Pacific Life; and (ii) an aggregate of 5,115,275 PIMCO Advisors units issued as follows: PIMCO Inc. (353,204 units), Cadence L.P. (2,665,000 units), NFJ LP (1,057,211 units), and Parametric LP (1,039,860 units), which may be deemed beneficially owned by PFAMCo because PIMCO Inc., Cadence Inc., NFJ Inc., and Parametric Inc., are wholly-owned subsidiaries of PFAMCo and Cadence Inc., NFJ Inc., Parametric Inc., in turn are the general partners of Cadence L.P., NFJ LP, and Parametric LP, respectively. As general partners, Cadence Inc., NFJ Inc., and Parametric Inc., have shared investment and disposition powers with respect to Units held by Cadence L.P., NFJ LP, and Parametric LP, respectively. Also reflects all of the above for LifeCorp and PMHC because Pacific Life is a wholly-owned subsidiary of LifeCorp, which, in turn, is a wholly-owned subsidiary of PMHC. The address of each of the above entities is: 700 Newport Center Drive, Newport Beach, California 92660.

(5) Includes (i) 353,204 PIMCO Advisors units held of record by PIMCO Inc., and (ii) 79,843,504 PIMCO Advisors units which may be viewed to be beneficially owned by PGP, which may be deemed to be owned by PIMCO Inc. because PIMCO Inc. is a general partner of PGP.

(6)     Includes (i) 142,480 PIMCO Advisors units held of record by PPLLC; and
        (ii) 79,893,504 PIMCO Advisors units which may be considered to be beneficially owned by

        PGP and which may be deemed to be beneficially owned by PPLLC, which is a general partner of PGP.

(7) Includes the following which may be deemed to be beneficially owned by the individual as a member of PPLLC; (i) 142,480 PIMCO Advisors units of PIMCO Advisors held of record by PPLLC; and (ii) 79,843,504 PIMCO Advisors units which may be considered to be beneficially owned by PGP, and which may be deemed to be beneficially owned by PPLLC as a general partner of PGP.

(8) Includes 68,900 PIMCO Advisors units held in the Gross Family Foundation of which the individual is director and as to which he has shared voting and disposition power, 18,000 PIMCO Advisors units held by him and his spouse, of which he has shared voting and investment power, 500 PIMCO Advisors units held by his spouse of which he has no voting or investment power, and 1,850 held by his children of which he has shared voting and investment power.

(9) Includes (i) 6,000 PIMCO Advisors units held in trusts of which the individual is trustee and as to which he has sole voting and disposition power; and (ii) 142,480 PIMCO Advisors units held of record by PPLLC; and (iii) 79,843,504 PIMCO Advisors units which may be considered to be beneficially owned by PGP and which may be deemed to be beneficially owned by PPLLC, which is a general partner of PGP.

(10) Each Executive Officer and Director of the Reporting Persons (if applicable) that is not otherwise listed above has informed the Reporting Persons that such executive officer or director holds no direct beneficial ownership interest in any PIMCO Advisors Class A Units. By reason of their positions with the Reporting Persons, the executive officers and directors of the Reporting Persons may be deemed to be beneficial owners of the PIMCO Advisors Class A Units held by the Reporting Persons of which the individual is an executive officer or director.


               (b) Sole and Shared Power: See above footnotes 1-10 to Item 5(a) and Items 7-10 of the Cover Pages, hereby incorporated by reference herein.

               (c) Schedule I attached hereto and hereby incorporated by reference herein sets forth all transactions in PIMCO Advisors Class A LP Units effected by or for the account of the Reporting Persons during the past 60 days.

               (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the PIMCO Advisors Class A LP Units beneficially owned.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               (i.) Operating Agreement. PIMCO Advisors and Opcap LP are party to an Operating Agreement dated November 4, 1997 (the "Operating Agreement") which, together with the PIMCO Advisors Partnership Agreement, governs the ongoing relationship of Opcap LP and PIMCO Advisors. Pursuant to the Operating Agreement, Opcap LP has agreed to take such actions as shall be required from time to time so as to ensure that the number of outstanding Opcap LP Units is at all times equal to the number of PIMCO Advisors Units held by Opcap LP and its subsidiaries which are allocable to the limited partner interests in Opcap LP. The Operating Agreement provides that upon any issuance of Opcap LP Units, Opcap LP shall immediately contribute the consideration, if any, received by Opcap LP for such Opcap LP Units to PIMCO Advisors in exchange for PIMCO Advisors GP Units equal in number of such Opcap LP Units.

               The Operating Agreement provides that Opcap LP shall, at the request of PIMCO Advisors from time to time, adopt and maintain one or more unit incentive plans covering Opcap LP Units or PIMCO Advisors Class A LP Units for the benefit of individuals providing services to Opcap LP, PIMCO Advisors and their respective subsidiaries. Awards under the unit incentive plans to individuals providing services to PIMCO Advisors and its subsidiaries are to be determined by the PIMCO Advisors unit incentive committee.

               In addition, the Operating Agreement provides that Opcap LP assumes and agrees to perform the obligations of PIMCO Advisors under: (i) the PIMCO Advisors unit-based incentive plans (the PIMCO Advisors 1993 Unit Option Plan and 1996 Unit Incentive Plan (but with regard to options outstanding immediately after giving effect to the restructuring, only to the extent such options are exercisable to purchase Opcap LP Units), the awards of which will be assumed by the 1997 Plan); (ii) the Exchange Right issued by PIMCO Advisors in the Opgroup Transaction; and (iii) the registration rights agreements to which PIMCO Advisors is a party.

               The Operating Agreement provides that Opcap LP may not, without the written consent of PIMCO Advisors, (a) carry on any business except in connection with or incidental to (i) the performance of its duties as a general partner under the PIMCO Advisors Partnership Agreement, (ii) the direct or indirect acquisition, ownership or disposition of PIMCO Advisors units, and
(iii) its governance and existence; (b) merge or consolidate with or into any other person, or sell or otherwise dispose of all or substantially all of its assets, or effect a recapitalization with respect to Opcap LP Units, or issue or agree to issue any equity securities other than Opcap LP Units; or (c) create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to any indebtedness.

               The Operating Agreement also provides rights for certain holders of PIMCO Advisors units and rights to exchange their PIMCO Advisors units for Opcap LP Units, subject to limitations set forth in the PIMCO Advisors Partnership Agreement. These rights are described below under "Exchange Rights."

               (ii.) Exchange Rights. Pursuant to the Operating Agreement, twice each year, as soon as practicable after financial statements or the preceding year, or for the first six months of the fiscal year, as the case may be, are available, Opcap LP shall file a registration statement under the Securities Act of 1933, as amended (or prepare a prospectus under a continuing registration statement) covering Opcap LP Units to be issued in exchange for Private Units (as defined below) (a "Registration Statement"). The Registration Statement shall cover resales by affiliates of Opcap LP. Upon the effectiveness of the Registration Statement, Opcap LP shall make an offer to the holders of Private Units (each, a "Private Unitholder") to acquire some or all of the Private Units held by them in exchange for an equal number of Opcap LP Units (an "Exchange"). The Operating Agreement defines a "Private Unit" as a PIMCO Advisors unit (i) designated as a Private Unit in a written certificate executed by PIMCO Advisors, which designation is not subsequently revoked, (ii) issued pursuant to a unit incentive plan covering PIMCO Advisors units, or (iii) held by the obligees under certain indebtedness owned by PGP. Those Private Unitholders who hold Private Units that are subject to registration rights under the 1994 registration rights agreements will be entitled to exercise such rights with respect to any Opcap LP Units received pursuant to an exchange of such Private Units for Opcap LP Units that is permitted under the safe harbor rules and other unit transfer provisions under the PIMCO Advisors Partnership Agreement.

               The exchange rights described above are subject to limitations imposed by the general partners pursuant to their authority under the PIMCO Advisors Partnership Agreement. Under these limitations, which are intended to allow exchanges pursuant to the exchange rights to qualify under and IRS regulatory safe harbor for avoiding "publicly traded partnership" tax status for PIMCO Advisors, certain limitations are imposed on the number of Private Units that may be exchanged in any one year, with exceptions for certain types of "block transfers" and other exchanges.

               Those Private Unitholders who hold Private Units that are subject to lender and 1997 registration rights under the PIMCO Advisors 1994 registration rights agreements will be entitled to exercise such rights with respect to any Opcap LP Units received pursuant to an exchange of such Private Units for Opcap LP Units that is permitted under the safe harbor rules and other unit transfer provisions under the PIMCO Advisors Partnership Agreement.

Item 7.        Material to be Filed as Exhibits.
-------        ---------------------------------
               Exhibit 1.    Joint Filing Agreement dated as of December 10,
                             1997.

               Exhibit 2.    Operating Agreement between PIMCO Advisors L.P. and
                             Oppenheimer Capital, L.P.

               Exhibit 3.    Amended and Restated Agreement of Limited
                             Partnership of PIMCO Advisors L.P. dated October
                             31, 1997

               Exhibit 4.    Agreement and Plan of Merger dated November 4,
                             1997 (Opgroup Transaction) (Incorporated by reference to Exhibit 10.1 of PIMCO Advisors Report on Form 8-K/A dated November 4, 1997)

               Exhibit 5. Put Right dated November 4, 1997 (Incorporated by reference to Exhibit 10.2 of PIMCO Advisors
                             Report on Form 8-K/A dated November 4, 1997)

               Exhibit 6.    Exchange Right dated November 4, 1997
                             (Incorporated by reference to Exhibit 10.3 of PIMCO
                             Advisors Report on Form 8-K/A dated November 4,
                             1997)

               Exhibit 7.    Note Agreement dated November 4, 1997
                             (Incorporated by reference to Exhibit 10.4 of PIMCO
                             Advisors Report on Form 8-K/A dated November 4,
                             1997)

               Exhibit 8.    Contribution Agreement dated November 4, 1997
                             (Incorporated by reference to Exhibit 10.5 of PIMCO
                             Advisors Report on Form 8-K/A dated November 4,
                             1997)

               Exhibit 9. Certificate of Long Term Indemnity Indebtedness dated November 4, 1997 (Incorporated by reference to Exhibit 10.6 of PIMCO Advisors Report on Form
                             8-K/A dated November 4, 1997)

               Exhibit 10.   Amended and Restated Release and Indemnity
                             Agreement dated November 4, 1997

               Exhibit 11.   Amended and Restated Tax Indemnity Agreement dated
                             November 4, 1997

               Exhibit 12.   Registration Rights Amendment dated November 4,
                             1997 (Incorporated by reference to Exhibit 10.7 of PIMCO Advisors Report on Form 8-K/A dated November
                             4, 1997)

               Exhibit 13.   Agreement and Plan of Merger dated November 4, 1997
                             (Oppenheimer Capital Merger)

               Exhibit 14. First Amendment to Agreement and Plan of Merger dated as of November 4, 1997 (Oppenheimer Capital
                             Merger)

               Exhibit 15.   Amended and Restated Unit Purchase Agreement dated
                             November 4, 1997

               Exhibit 16.   Assignment of General Partner Interest and
                             Amendment to Amended and Restated Agreement of
                             Limited Partnership of PIMCO Advisors L.P. dated
                             November 30, 1997

               Exhibit 17.   Registration Statement on Form S-1 of Oppenheimer
                             Capital, L.P. (Registration No. 333-39585), filed on December 10, 1997 (relating to the
                             Restructuring).

                                    SIGNATURE

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1997                Oppenheimer Capital, L.P.,
                                        a Delaware limited partnership

                                        By PIMCO Partners, G.P., its
                                        general partner

                                                By Pacific Investment Management
                                                Company, a general partner

                                                By:   /s/ KHANH T. TRAN
                                                      --------------------------
                                                Name:  Khanh T. Tran
                                                Title: Chief Financial Officer
                                                       and Treasurer

                                                By PIMCO Partners, LLC,
                                                a general partner

                                                By:   /s/ JAMES F. MUZZY
                                                      --------------------------
                                                Name:  James F. Muzzy
                                                Title: Member

                                    SIGNATURE

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1997                PIMCO Partners, G.P.
                                        a California general partnership

                                        By      Pacific Investment Management
                                                Company, a general partner

                                                By:   /s/ KHANH T. TRAN
                                                      --------------------------
                                                Name:  Khanh T. Tran
                                                Title: Chief Financial Officer
                                                       and Treasurer

                                        By      PIMCO Partners, LLC,
                                                a general partner

                                                By:   /s/ JAMES F. MUZZY
                                                      --------------------------
                                                Name:  James F. Muzzy
                                                Title: Member

                                    SIGNATURE

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1997                Pacific Mutual Holding Company
                                        a California corporation

                                        By:     /s/ KHANH T. TRAN
                                                --------------------------------
                                        Name:   Khanh T. Tran
                                        Title:  Senior Vice President and Chief
                                                Financial Officer

                                    SIGNATURE

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1997                Pacific LifeCorp
                                        a Delaware corporation

                                        By:     /s/ KHANH T. TRAN
                                                --------------------------------
                                        Name:   Khanh T. Tran
                                        Title:  Senior Vice President and Chief
                                                Financial Officer

                                    SIGNATURE

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1997                Pacific Life Insurance Company
                                        a California corporation

                                        By:     /s/ KHANH T. TRAN
                                                --------------------------------
                                        Name:   Khanh T. Tran
                                        Title:  Senior Vice President and Chief
                                                Financial Officer

                                    SIGNATURE

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1997                Pacific Financial Asset
                                        Management Corporation,
                                        a California corporation

                                        By:     /s/ KHANH T. TRAN
                                                --------------------------------
                                        Name:   Khanh T. Tran
                                        Title:  Chief Financial Officer and
                                                Treasurer

                                    SIGNATURE

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1997                Pacific Investment Management Company
                                        a California corporation

                                        By:     /s/ KHANH T. TRAN
                                                --------------------------------
                                        Name:   Khanh T. Tran
                                        Title:  Chief Financial Officer and
                                                Treasurer

                                    SIGNATURE

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1997                PIMCO Partners, LLC

                                        By:     /s/ JAMES F. MUZZY
                                                --------------------------------
                                        Name:   James F. Muzzy
                                        Title:  Member

                                  EXHIBIT INDEX

                                                                    PAGE NUMBER
                                                                    -----------
Exhibit 1.     Joint Filing Agreement dated as of December 10,
               1997.

Exhibit 2.     Operating Agreement between PIMCO Advisors L.P.
               and Oppenheimer Capital, L.P.

Exhibit 3.     Amended and Restated Agreement of Limited
               Partnership of PIMCO Advisors L.P. dated October
               31, 1997

Exhibit 4.     Agreement and Plan of Merger dated November 4,
               1997 (Opgroup Transaction) (Incorporated by reference to Exhibit 10.1 of PIMCO Advisors Report on Form 8-K/A dated November 4, 1997)

Exhibit 5. Put Right dated November 4, 1997 (Incorporated by reference to Exhibit 10.2 of PIMCO Advisors Report on Form 8-K/A dated November 4, 1997)

Exhibit 6.     Exchange Right dated November 4, 1997
               (Incorporated by reference to Exhibit 10.3 of PIMCO Advisors Report on Form 8-K/A dated November
               4, 1997)

Exhibit 7.     Note Agreement dated November 4, 1997
               (Incorporated by reference to Exhibit 10.4 of PIMCO Advisors Report on Form 8-K/A dated November
               4, 1997)

Exhibit 8.     Contribution Agreement dated November 4, 1997
               (Incorporated by reference to Exhibit 10.5 of PIMCO Advisors Report on Form 8-K/A dated November
               4, 1997)

Exhibit 9. Certificate of Long Term Indemnity Indebtedness dated November 4, 1997 (Incorporated by reference to Exhibit 10.6 of PIMCO Advisors Report on Form
               8-K/A dated November 4, 1997)

Exhibit 10.    Amended and Restated Release and Indemnity
               Agreement dated November 4, 1997

Exhibit 11.    Amended and Restated Tax Indemnity Agreement dated
               November 4, 1997

Exhibit 12.    Registration Rights Amendment dated November 4,
               1997 (Incorporated by reference to Exhibit 10.7 of PIMCO Advisors Report on Form 8-K/A dated November
               4, 1997)

Exhibit 13.    Agreement and Plan of Merger dated November 4,
               1997 (Oppenheimer Capital Merger)

Exhibit 14. First Amendment to Agreement and Plan of Merger dated as of November 4, 1997 (Oppenheimer Capital
               Merger)

Exhibit 15.    Amended and Restated Unit Purchase Agreement dated
               November 4, 1997

Exhibit 16.    Assignment of General Partner Interest and
               Amendment to Amended and Restated Agreement of
               Limited Partnership of PIMCO Advisors L.P. dated
               November 30, 1997

Exhibit 17.    Registration Statement on Form S-1 of Oppenheimer
               Capital, L.P. (Registration No. 333-39585), filed on December 10, 1997 (relating to the
               Restructuring).

                                   SCHEDULE I

                   Item 5(c) Transactions Within Last 60 Days

1. Opcap LP acquired 26,052,966 PIMCO Advisors units on November 30, 1997, in connection with the Oppenheimer Capital Merger. As described in Items 3 and 5, hereby incorporated by reference herein, certain other Reporting Persons may be deemed to beneficially own these units by virtue of their relationship with Opcap LP. In exchange for the units, PIMCO Advisors acquired the 67.6% interest in Oppenheimer Capital that it did not previously own.

2. On November 1, 1997, PFAMCo transferred an aggregate of 587,924 PIMCO Advisors units to certain individuals exercising certain TAG preferred stock rights. PFAMCo received TAG preferred stock in exchange for the units.

3. On November 1, 1997, PIMCO Inc. transferred an aggregate of 198,924 PIMCO Advisors units to certain individuals exercising certain TAG preferred stock rights. PIMCO Inc. received TAG preferred stock in exchange for the units.

4. On November 17, 1997, certain entities controlled by PFAMCo transferred an aggregate of 82,982 PIMCO Advisors units to the trustee of the PIMCO Advisors Deferred Compensation Plan for $28.07 per unit.

5. William H. Gross is a director of the Gross Family Foundation, a charitable foundation. The foundation made the following transactions in PIMCO Advisors units:

        Date                 Action         Units         Price
        ----                 ------         -----         -----
        11/10/97             Sell           9,000         32.0625
        11/10/97             Sell           1,800         32.1875
        11/10/97             Sell           1,000         32.1250
        11/11/97             Sell           1,000         31.7500
        11/11/97             Sell           1,800         32.1875

6. On October 13, 1997, Charles D. Miller acquired 1,000 PIMCO Advisors units for $31.6875 per unit.

                                   APPENDIX I

        1. The name, business or residence address, and present principal occupation of employment of each of the executive officers and directors of Pacific Life Insurance Company ("Pacific Life") are set forth below. Unless otherwise indicated, the business address of each is 700 Newport Center Drive, Newport Beach, California 92660 and each such person is a citizen of the United States.

Name, Position with Pacific Life and                    Principal Occupation Other
Residence or Business Address                           than with Pacific Life
------------------------------------                    ----------------------
David R. Carmichael                                     N/A
Senior Vice President,
General Counsel and Director

Richard M. Ferry                                        Chairman, Korn/Ferry International
Director
1800 Century Park East, Suite 900
Los Angeles, California 90067

Donald E. Guinn                                         Chairman Emeritus, Pacific Telesis Group
Director
130 Kearny Street, Room 3704
San Francisco, California 94108

Ignacio E. Lozano, Jr.                                  Chairman, La Opinion
Director
411 West Fifth Street, 12th Floor
Los Angeles, California  90013

Charles D. Miller                                       Chairman and Chief Executive Officer,
Director                                                Avery Dennison Corporation
150 N. Orange Grove Blvd.
Pasadena, California  91103

Donn B. Miller                                          President and Chief Executive Officer,
Director                                                Pearson-Sibert Oil Company of Texas
136 El Camino, Suite 216
Beverly Hills, California  90212

Richard M. Rosenberg                                    Chairman and Chief Executive Officer
Director                                                (Retired 1996)
555 California Street                                   Bank of America
San Francisco, CA  94104

Thomas C. Sutton                                        N/A
Chairman, Chief Executive Officer and
Director

James R. Ukropina                                       Partner, O'Melveny & Myers
Director
400 S. Hope Street, 16th Floor
Los Angeles, California 90071

Raymond L. Watson                                       Vice Chairman, The Irvine Company
Director
550 Newport Center Drive, 9th Floor
Newport Beach, California 92660

Glenn S. Schafer                                        N/A
President and Director

Audrey L. Milfs                                         N/A
Vice President, Secretary and Director

Khanh T. Tran                                           N/A
Senior Vice President, Chief Financial Officer,
and Director

Daryle G. Johnson                                       N/A
Executive Vice President, Pension Investments

Michael S. Robb                                         N/A
Executive Vice President, Real Estate Investments

Larry J. Card                                           N/A
Executive Vice President, Securities

Lynn C. Miller                                          N/A
Executive Vice President, Individual Insurance

Gerald W. Robinson                                      N/A
Executive Vice President, Annuities


        2. The name, business or residence address, and present principal occupation of employment of each of the executive officers and directors of Pacific Mutual Holding Company ("PMHC") are set forth below. Unless otherwise indicated, the business address of each is 700 Newport Center Drive, Newport Beach, California and each such person is a citizen of the United States.

Name, Residence or Business                             Principal Occupation Other
Address, and Position with PMHC                         than with PMHC
------------------------------------                    ----------------------
Larry J. Card                                           Executive Vice President, Pacific Life
Executive Vice President, Securities

David R. Carmichael                                     Director, Senior Vice President and
Senior Vice President, General Counsel,                 General Counsel, Pacific Life
and Assistant Secretary

Richard M. Ferry                                        Chairman, Korn/Ferry International
Director
1800 Century Park East, Suite 900
Los Angeles, California 90067

Donald E. Guinn                                         Chairman Emeritus, Pacific Telesis Group
Director
130 Kearny Street, Room 3704
San Francisco, California 94108

Ignacio E. Lozano, Jr.                                  Chairman, La Opinion
Director
411 West Fifth Street, 12th Floor
Los Angeles, California  90013

Charles A. Lynch                                        Chairman, Fresh Choice, Inc.
Director
2901 Tasman Drive, Suite 109
Santa Clara, California  95054

Allen W. Mathies, Jr.                                   President Emeritus
Director                                                Huntington Memorial Hospital
314 Arroyo Drive
South Pasadena, California  91030

Audrey L. Milfs                                         Vice President, Secretary  and Director of
Vice President and Secretary                            Pacific Life

Charles D. Miller                                       Chairman and Chief Executive Officer,
Director                                                Avery Dennison Corporation
150 N. Orange Grove Blvd.
Pasadena, California  91103

Donn B. Miller                                          President and Chief Executive Officer,
Director                                                Pearson-Sibert Oil Company of Texas
136 El Camino, Suite 216
Beverly Hills, California  90212

Susan Westerberg Prager                                 Dean, University of California, Los Angeles
Director                                                School of Law
405 Hilgard Avenue, Room 3374
Los Angeles, California  90095

Richard M. Rosenberg                                    Chairman and Chief Executive Officer
Director                                                (Retired)
555 California Street                                   Bank of America
11th Floor, Unit 3001B
San Francisco, California  94104

Glenn S. Schafer                                        President and Director of
Director and President                                  Pacific Life

Thomas C. Sutton                                        Chairman, Chief Executive Officer and
Chief Executive Officer, Chairman and                   Director of Pacific Life
Director

Khanh T. Tran                                           Senior Vice President, Chief Financial
Officer                                                 and Director of Pacific Life
Senior Vice President and Chief
Financial Officer

James R. Ukropina                                       Partner, O'Melveny & Myers
Director
400 S. Hope Street, 16th Floor
Los Angeles, California 90071

Raymond L. Watson                                       Vice Chairman, The Irvine Company
Director
550 Newport Center Drive, 9th Floor
Newport Beach, California 92660

        3. The name, business or residence address, and present principal occupation of employment of each of the executive officers and directors of Pacific LifeCorp ("LifeCorp") are set forth below. Unless otherwise indicated, the business address of each is 700 Newport Center Drive, Newport Beach, California and each such person is a citizen of the United States.

Name, Residence or Business                             Principal Occupation Other
Address, and Position with LifeCorp                     than with LifeCorp
------------------------------------                    ----------------------
Frank A. Bruni                                          Partner, Deloitte & Touche LLP
Director                                                (Retired 5/97)
18 Taunton Road
Scarsdale, New York  10583

Larry J. Card                                           Executive Vice President, Pacific Life
Executive Vice President, Securities

David R. Carmichael                                     Director, Senior Vice President and
Senior Vice President, General Counsel                  General Counsel, Pacific Life
and Assistant Secretary

Richard M. Ferry                                        Chairman, Korn/Ferry International
Director
1800 Century Park East, Suite 900
Los Angeles, California 90067

Donald E. Guinn                                         Chairman Emeritus, Pacific Telesis Group
Director
130 Kearny Street, Room 3704
San Francisco, California  94108

Ignacio E. Lozano, Jr.                                  Chairman, La Opinion
Director
411 West Fifth Street, 12th Floor
Los Angeles, California  90013

Audrey L. Milfs                                         Vice President, Secretary and Director,
Vice President and Secretary                            Pacific Life

Charles D. Miller                                       Chairman and Chief Executive Officer,
Director                                                Avery Dennison Corporation
150 N. Orange Grove Blvd.
Pasadena, California  91103

Donn B. Miller                                          President and Chief Executive Officer,
Director                                                Pearson-Sibert Oil Company of Texas
136 El Camino, Suite 216
Beverly Hills, California  90212

Jacqueline C. Morby                                     Managing Director, TA Associates
Director
125 High Street
Boston, Massachusetts  02110

J. Fernando Niebla                                      Chairman and Chief Executive Officer,
Director                                                Infotec Commercial Systems
3100 South Harbor Blvd., Suite 100
Santa Ana, California  92704

Richard M. Rosenberg                                    Chairman and Chief Executive Officer
Director                                                (Retired)
555 California Street                                   Bank of America
11th Floor, Unit 3001B
San Francisco, California  94104

Glenn S. Schafer                                        President and Director, Pacific Life
President and Director

Thomas C. Sutton                                        Chairman, Chief Executive Officer and
Director, Chairman and Chief                            Director, Pacific Life
Executive Officer

Khanh T. Tran                                           Senior Vice President, Chief Financial
Officer                                                 and Director, Pacific Life
Senior Vice President and
Chief Financial Officer

James R. Ukropina                                       Partner, O'Melveny & Myers
Director
400 S. Hope Street, 16th Floor
Los Angeles, California 90071

Raymond L. Watson                                       Vice Chairman, The Irvine Company
Director
550 Newport Center Drive, 9th Floor
Newport Beach, California 92660

        4. The name, business or residence address, and present principal occupation of employment of each of the executive officers and directors of Pacific Financial Asset Management Corporation ("PFAMCo") are set forth below. Unless otherwise indicated, the business address of each is 700 Newport Center Drive, Newport Beach, California 92660 and each such person is a citizen of the United States.

Name, Residence or Business                             Principal Occupation Other
Address and Position with PFAMCo                        than with PFAMCo
------------------------------------                    ----------------------
Audrey L. Milfs                                         Vice President and Secretary of
Secretary and Director                                  Pacific Life

Glenn S. Schafer                                        President and Director, Pacific Life
President and Director

Thomas C. Sutton                                        Chairman, Chief Executive Officer and
Chairman, Chief Executive Officer, and                  Director, Pacific Life
Director

Khanh T. Tran                                           Senior Vice President, Chief Financial
Officer                                                 and Director, Pacific Life
Chief Financial Officer and Treasurer

        5. The name, business or residence address, and present principal occupation of employment of each of the executive officers and directors of Pacific Investment Management Company ("PIMCO Inc.") are set forth below. Unless otherwise indicated, the business address of each is 840 Newport Center Drive, Newport Beach, California 92660 and each such person is a citizen of the United States.

Name, Residence or Business                             Principal Occupation Other
Address and Position with PIMCO Inc.                    than with PIMCO Inc.
------------------------------------                    ----------------------
Audrey L. Milfs                                         Vice President and Secretary of
Secretary and Director                                  Pacific Life

Glenn S. Schafer                                        President and Director, Pacific Life
President and Director

Thomas C. Sutton                                        Chairman, Chief Executive Officer and
Chairman, Chief Executive Officer, and                  Director, Pacific Life
Director

Khanh T. Tran                                           Senior Vice President, Chief Financial
Officer                                                 and Director, Pacific Life
Chief Financial Officer and Treasurer